November 22, 2019

VIA EDGAR AND EMAIL TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	USA Technologies, Inc. (the “Company”)

DFAN14A Definitive Addition Materials filings made on Schedule 14A

Filed on November 18, 2019 by Hudson Executive Capital LP, et al. (“Hudson”)

File No. 001-33365

Dear Mr. Panos:

We are writing on behalf of Hudson in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 19, 2019 (the “Comment Letter”), with respect to Hudson’s DFAN14A filing made on Schedule 14A on November 18, 2019.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, the comment from the Comment Letter is restated in italicized type prior to Hudson’s response.

Definitive Additional [Soliciting] Materials filed under cover of Schedule 14A

1.

The substantive content of the instant DFAN14A submission purports to amend the Definitive Proxy Statement filed on November 15, 2019 under cover of Schedule 14A using the EDGAR header tag DEFC14A. The representation that the “Supplement to the Definitive Solicitation Statement” amends the definitive proxy statement, however, may not have a legal basis in light of the established regulatory framework for a revised proxy statement to be filed. For purposes of amending the consent solicitation, the proxy statement, as defined in Rule 14a-1(g), has been codified at Rule 14a-101 by the U.S. Securities and Exchange Commission. That form bears an entry on the cover page that will enable the participants to make a revised disclosure identified as Amendment No. 1 to the Definitive Proxy Statement designated on EDGAR by the header tag DFRN14A. To the extent that the solicitation continues, and has not been suspended in light of the participants’ decision to not accept executed consents at this time, please file the supplemental information contained in the DFAN14A together with any new, material information in an actual amendment to the definitive proxy statement and ensure that the proper box relating to “Definitive Proxy Statement” on the cover page of Schedule 14A has been selected. Refer to Rule 14a-9(a).

As disclosed in Hudson’s filing on DFAN14A made on November 21, 2019, Hudson has suspended its solicitation of revocable consents to request a special meeting of the Company’s shareholders following the order of the Court of Common Pleas of Chester County, Pennsylvania that the Company hold its annual meeting of shareholders on or before April 30, 2020. In response to the Staff’s comment, Hudson acknowledges that any amendment to a definitive proxy statement should be designated on EDGAR by the header tag DFRN14A and the box relating to “Definitive Proxy Statement” on the cover page of Schedule 14A should be selected.

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Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

cc:	Douglas Braunstein

Managing Member

HEC Master Fund LP

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